UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) May 7, 2015

INDEPENDENCE HOLDING COMPANY
(Exact name of registrant as specified in its charter)

Delaware	001-32244	58-1407235
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

96 Cummings Point Road, Stamford, Connecticut	06902
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(203) 358-8000**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240a-12)

☐Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13a-4(c))

Item 2.02 Results of Operations and Financial Condition.

The information set forth under this Item 2.02 (Results of Operations and Financial Condition) is intended to be furnished. Such information, including the Exhibit attached hereto, shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Securities and Exchange Act of 1934, except as shall be expressly set forth by specific reference in such filing.

On May 7, 2015, Independence Holding Company issued a news release reporting its 2015 first-quarter results, a copy of which is attached as Exhibit 99.1.

Item 9.01 Financial Statements and Exhibits

(c)   Exhibits:

Exhibit 99.1   News Release of Independence Holding Company dated May 7, 2015: Independence Holding Company Announces 43% Increase in 2015 First-Quarter Results and 29% Increase in Annual Dividend Rate.

<u>**SIGNATURE**</u>

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INDEPENDENCE HOLDING COMPANY

(Registrant)

By: <u>Teresa A. Herbert</u>   Date: <u>May 8, 2015</u>

<u>/s/ *Teresa A. Herbert*   </u>
Teresa A. Herbert
Senior Vice President and Chief Financial Officer

INDEPENDENCE HOLDING COMPANY
96 CUMMINGS POINT ROAD
STAMFORD, CONNECTICUT 06902
NYSE: IHC

CONTACT: LOAN NISSER
(646) 509-2107
www.IHCGroup.com

NEWS RELEASE

INDEPENDENCE HOLDING COMPANY ANNOUNCES 43% INCREASE IN 2015 FIRST-QUARTER RESULTS AND 29% INCREASE IN ANNUAL DIVIDEND RATE

Stamford, Connecticut, May 7, 2015. Independence Holding Company (NYSE: IHC) today reported 2015 first-quarter results.

Financial Results

Independence Holding Company ("IHC") reported a 43% increase in net income per diluted share of $.30, or $5,219,000, for the three months ended March 31, 2015 compared to $.21 per diluted share, or $3,701,000, for the three months ended March 31, 2014. The Company reported revenues of $134,265,000 for the three months ended March 31, 2015 compared to revenues for the three months ended March 31, 2014 of $141,072,000. The decrease in revenues is primarily due to the runoff of major medical business from lines that we exited largely as a result of the requirements of the Affordable Care Act, offset in part by an increase in medical stop-loss and specialty health premiums.

Chief Executive Officer's Comments

Roy T. K. Thung, Chief Executive Officer, commented, "We are pleased to announce that the Board of Directors has voted to increase the cash dividend by 29% from $.07 per share to $.09 per share annually, effective with the next semi-annual dividend of $.045 per share in June.

Our significant earnings increase in the current quarter was largely driven by continued growth in earned premium and significantly increased earnings from our direct medical stop-loss, by far our largest line of business, and increased earnings from our group life, disability and DBL line of business. We expect continued growth in the stop-loss line of business, as evidenced by the 39% increase in our direct business written in the twelve months ended April 2015, while maintaining consistent profit margins on a growing premium base. Our earnings were also positively impacted by our specialty health business, which grew significantly and produced very positive profit margins in 2015.

Our overall investment portfolio continues to be very highly rated (on average, AA) and has a duration of approximately six years. Our book value increased to $17.11 per share at March 31, 2015 from $16.76 per share at December 31, 2014, and our total stockholders' equity increased to $297 million at March 31, 2015 compared to $291 million at December 31, 2014.

With respect to medical stop-loss, for 2015 and beyond, we expect that a growing percentage (currently 86%) of our block of stop-loss business will be written *via* our direct platform. Our fully insured division has transitioned from being focused on major-medical to being principally a specialty health insurance company with controlled distribution and higher-margin lines of business, and we continue to build the direct-to-consumer and career advisor distribution models that are essential to our future growth. As a result of the significant increase in the volume and quality of our stop-loss line, the improved profitability in our fully insured segment and the continued profitability and higher retention on our group life and disability business, we expect improved operating results for the year 2015."

About Independence Holding Company

Independence Holding Company is a holding company principally engaged in the life and health insurance business, and the acquisition of blocks of policies, through its insurance company subsidiaries (Standard Security Life Insurance Company of New York, Madison National Life Insurance Company, Inc. and Independence American Insurance Company) and its marketing and administrative affiliates. Standard Security Life furnishes medical stop-loss, group major and limited medical, short-term medical, group long-term and short-term disability, group life, short-term, employer-mandatory disability benefit policies in New York, group and individual dental, vision and various supplemental products. Madison National Life sells group life and disability, group limited medical, group and individual dental, individual life insurance and various supplemental products. Independence American offers pet insurance, non-subscriber occupational accident, short-term medical, medical stop-loss, group and individual dental and various supplemental products. IHC owns certain subsidiaries through its majority ownership of American Independence Corp. (NASDAQ: AMIC), which is a holding company principally engaged in the insurance and reinsurance business.

Forward-looking Statements

Certain statements and information contained in this release may be considered "forward-looking statements," such as statements relating to management's views with respect to future events and financial performance. Such forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from historical experience or from future results expressed or implied by such forward-looking statements. Potential risks and uncertainties include, but are not limited to, economic conditions in the markets in which IHC operates, new federal or state governmental regulation, IHC's ability to effectively operate, integrate and leverage any past or future strategic acquisition, and other factors which can be found in IHC's other news releases and filings with the Securities and Exchange Commission. IHC expressly disclaims any duty to update its forward-looking statements unless required by applicable law."

INDEPENDENCE HOLDING COMPANY

FIRST QUARTER REPORT
March 31, 2015
(In Thousands, Except Per Share Data)

	Three Months Ended March 31,	
	2015	**2014**
REVENUES:		
Premiums earned	$ 122,114	$ 123,270
Net investment income	5,441	5,801
Fee income	3,716	9,339
Other income	994	1,111
Net realized investment gains	2,000	1,551
	134,265	141,072
EXPENSES:		
Insurance benefits, claims and reserves	79,620	85,309
Selling, general and administrative expenses	44,149	48,135
Amortization of deferred acquisitions costs	1,464	1,282
Interest expense on debt	432	481
	125,665	135,207
Income before income taxes	8,600	5,865
Income taxes	3,269	1,860
Net income	5,331	4,005
Less: income from noncontrolling interests in subsidiaries	(112)	(304)
NET INCOME ATTRIBUTABLE TO IHC	$ 5,219	$ 3,701
Basic income per common share	$ .30	$ .21
WEIGHTED AVERAGE SHARES OUTSTANDING	17,364	17,623
Diluted income per common share	$ .30	$ .21
WEIGHTED AVERAGE DILUTED SHARES OUTSTANDING	17,531	17,763

As of May 1, 2015, there were 17,336,816 common shares outstanding, net of treasury shares.

INDEPENDENCE HOLDING COMPANY

CONDENSED CONSOLIDATED BALANCE SHEETS
(In Thousands, Except Share Data)

	March 31, 2015	December 31, 2014
ASSETS:		
Investments:		
Short-term investments	$ 50	$ 50
Securities purchased under agreements to resell	50,937	16,790
Trading securities	9,520	11,095
Fixed maturities, available-for-sale	564,144	583,880
Equity securities, available-for-sale	7,350	13,895
Other investments	25,484	25,251
Total investments	657,485	650,961
Cash and cash equivalents	20,595	25,083
Deferred acquisition costs	31,143	30,806
Due and unpaid premiums	76,811	62,628
Due from reinsurers	273,712	278,242
Premium and claim funds	32,929	32,553
Goodwill	50,318	50,318
Other assets	62,739	57,126
TOTAL ASSETS	$ 1,205,732	$ 1,187,717
LIABILITIES AND STOCKHOLDERS' EQUITY:		
LIABILITIES:		
Policy benefits and claims	$ 245,047	$ 236,803
Future policy benefits	275,803	277,041
Funds on deposit	181,119	186,782
Unearned premiums	11,042	9,455
Other policyholders' funds	18,326	18,802
Due to reinsurers	47,823	47,945
Accounts payable, accruals and other liabilities	79,052	67,641
Debt	4,000	4,000
Junior subordinated debt securities	38,146	38,146
TOTAL LIABILITIES	900,358	886,615
STOCKHOLDERS' EQUITY:		
IHC STOCKHOLDERS' EQUITY:		
Preferred stock (none issued)	-	-
Common stock	18,546	18,531
Paid-in capital	127,113	127,098
Accumulated other comprehensive income	901	22
Treasury stock, at cost	(12,738)	(12,141)
Retained earnings	162,865	157,667
TOTAL IHC STOCKHOLDERS' EQUITY	296,687	291,177
NONCONTROLLING INTERESTS IN SUBSIDIARIES	8,687	9,925
TOTAL EQUITY	305,374	301,102
TOTAL LIABILITIES AND EQUITY	$ 1,205,732	$ 1,187,717